Exhibit 99.1

A.P. Pharma Logo

News Release

           A.P. PHARMA REPORTS 2006 THIRD QUARTER RESULTS

REDWOOD CITY, Calif. (November 7, 2006) - A.P. Pharma, Inc. (Nasdaq:
APPA), a specialty pharmaceutical company, today reported financial results for the three months ended September 30, 2006.

Highlights:
-----------

APF530 Development:
*	Clinical sites continue to be actively recruited and initiated.
*	Patients afflicted with various types of cancer being enrolled and treated.
*	Some patients have now completed multiple cycles of treatment.
*	Close monitoring of all phases of site selection and patient enrollment continues.
*	Preliminary efficacy data now targeted for release in the second half of 2007.

Cash, cash equivalents and marketable securities $18.1 million;
financing avenues being explored.

Granted exclusive license to market AP530 in China.

Results of Operations:
----------------------

We recorded no revenue in the third quarter, reflecting the sale effective October 1, 2005, of our rights to receive royalties on sales of Retin-A Micro(R) and Carac(R). In the third quarter of the prior year, we recorded royalty revenue of $1.3 million associated with sales of these products.

Research and development expense totaled $3.1 million, an increase of 35% over the $2.3 million reported in last year's third quarter. The increase reflects the higher cost levels associated with our Phase 3 study for APF530 versus those incurred for its Phase 2 study last year.

General and administrative expense of $830,000 was 4% below the $868,000 reported for the comparable period last year.

As a net result of the abovementioned items and smaller non-operating items, our net loss for the third quarter was $3.8 million or 15 cents per share, versus a net loss of $1.7 million or seven cents per share for the prior year's third quarter.

Clinical Update
---------------

On September 28, 2006, we announced that we expect to have initial data from our Phase 3 clinical trial with APF530 in the second half of 2007. The revised timing is due to a slower-than-expected start in getting IRB approvals and clinical sites prepared to begin enrolling patients, and in recruiting patients during the summer months. The revised timeline assumes that there is only a modest improvement in the current patient enrollment rate. Based on the typical experience in this type of trial we anticipate an acceleration in patient enrollment as the study progresses. Currently, over fifty percent of the planned 80 clinical sites for this complex double blind study are now open for enrollment. All of these sites have received IRB approval and all necessary materials and study drug; and have completed site initiation visits and training. At certain sites which were the first to enroll patients, a number of those patients have received multiple cycles of treatment. We are closely monitoring this situation as the study progresses.

On October 2, 2006, along with RHEI Pharmaceuticals, Inc. we announced that we had granted an exclusive license to RHEI Pharmaceuticals to develop and sell APF530 in Greater China. While specific license terms were not disclosed, the agreement included an upfront payment to A.P. Pharma and includes provisions for milestone payments and double digit percentage royalties on future net sales. Based in New Haven, Conn., RHEI is a specialty pharmaceutical company that acquires, licenses, develops and commercializes therapies in China. RHEI partners with pharmaceutical and biotech companies to expedite global development timelines and extend market entry to China.

We are continuing to pursue additional opportunities for partnering the development of APF530 prior to completion of the Phase 3 trials. Additionally, in order to support ongoing business requirements, we are exploring financing options.

About APF530 and the Phase 3 Program
------------------------------------

APF530, which contains the 5HT3 antagonist anti-nausea drug granisetron formulated with the Company's proprietary Biochronomer(TM) bioerodible drug delivery system, is being developed for the prevention of acute and delayed chemotherapy-induced nausea and vomiting (CINV) in patients undergoing either moderately or highly emetogenic chemotherapy for cancer. No other 5HT3 antagonist is currently approved for the prevention of both acute and delayed CINV for both moderately and highly emetogenic chemotherapy.

The APF530 Phase 3 pivotal trial protocol includes approximately 1,350 patients, with approximately 675 patients receiving moderately emetogenic chemotherapy agents in one group and approximately 675 patients receiving highly emetogenic chemotherapeutic agents in another group. In each group there will initially be three arms of approximately 225 patients each; two arms will be treated with APF530, high and low dose form and a third arm will be treated with the currently approved dose of palonosetron (brand name ALOXI(R)). The study's primary endpoint is to establish the efficacy of APF530 for the prevention of acute onset (first 24 hours) and delayed onset (4-5 days) CINV in patients receiving either moderately or highly emetogenic chemotherapy.

Market Assessment
-----------------

A qualitative and quantitative market assessment conducted by an independent research company has confirmed the significance of the market potential for APF530 at its targeted profile. By achieving the clinical end points of the Phase 3 trial in the management of acute and especially delayed onset nausea and vomiting, which is the head-to-head trial against Aloxi, APF530 has the potential to have significant adoption rates in many oncology practices. More than 90% of the physicians reporting in the survey indicated that they would use APF530 at least some of the time with highly emetogenic chemotherapy, and more than 80% of physicians reporting would use it some of the time with moderately emetogenic chemotherapy.

Conference Call
---------------

Management will be hosting an investment-community conference call today beginning at 11:00 a.m. Eastern time (8:00 a.m. Pacific time) to discuss the financial results, to provide a business update and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S. or (706) 634-1287 from outside the U.S. A telephone replay will be available for 48 hours by dialing (800) 642-1687 from the U.S. or (706) 645-9291 from outside the U.S., and entering reservation number 9268982. The call will also be broadcast live on A.P. Pharma's website, www.appharma.com. A replay will be available on there site for 30 days.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer(TM). Initial target areas of application for the Company's drug delivery technology include anti-nausea, pain management, anti-inflammation and DNA/RNAI applications. For further information visit the Company's web site at www.appharma.com.

Biochronomer(TM) is a trademark owned by A.P. Pharma, Inc.
ALOXI(R) is a registered trademark owned by Helsinn Healthcare, SA
(Switzerland)
Retin-A Micro(R) is a registered trademark owned by Johnson &
Johnson.
Carac(R) is a registered trademark owned by sanofi-aventis U.S. LLC

Forward-looking Statements
--------------------------

This news release contains "forward-looking statements" as defined by the Private Securities Reform Act of 1995. These forward-looking statements involve risks and uncertainties including uncertainties associated with timely development, approval, launch and acceptance of new products, satisfactory completion of clinical studies, establishment of new corporate alliances, progress in research and development programs and other risks and uncertainties identified in the Company's filings with the Securities and Exchange Commission. We caution investors that forward-looking statements reflect our analysis only on their stated date. We do not intend to update them except as required by law.

Investor Relations Contacts:                          Company Contact:
Lippert/Heilshorn & Associates                    Stephen C. Whiteford
Zack Bryant (zbryant@lhai.com)             Vice President, Finance and
Don Markley (dmarkley@lhai.com)                Chief Financial Officer
Bruce Voss (bvoss@lhai.com)                             (650) 366-2626
(310) 691-7100

(Financial tables follow)



                                 A.P. Pharma, Inc.
                        Statement of Operations Highlights
                       (in thousands, except per share data)
                                  (Unaudited)

<CAPTION.
                                        Three Months Ended       Nine Months Ended
                                           September 30,           September 30,
                                         2006      2005         2006      2005
                                         ----      ----         ----      ----

Royalties                              $     0    $ 1,334     $     0     $ 3,803
Contract Revenues                            0          3           0         144
                                        ------     ------      ------      ------
    Total Revenues                           0      1,337           0       3,947

Operating Expenses:
  Research & Development                 3,118      2,306      10,443       7,205
  General & Administrative                 830        868       2,695       2,540
                                        ------     ------      ------      ------

    Total Operating Expenses             3,948      3,174      13,138       9,745

Operating Loss                          (3,948)    (1,837)    (13,138)     (5,798)

Interest Income, Net                       244         74         786         221

Gain on Sale of Interest in Royalties        0          0      23,429           0

Other Income (Expense)                     (49)        (1)        (53)          0
                                        ------     ------      ------      ------

Income (Loss) from Continuing
 Operations                             (3,753)    (1,764)     11,024      (5,577)

Loss from Discontinued Operations          (79)        (9)       (130)        (72)

Gain on Disposition of Discontinued
 Operations                                 15         29          38          42
                                        ------     ------      ------      ------

Net Income (Loss)                      ($3,817)   ($1,744)    $10,932     ($5,607)
                                        ======     ======      ======      ======

Basic Earnings (Loss) per
 Common Share:
  Income (Loss) from Continuing
   Operations                           ($0.15)    ($0.07)      $0.44      ($0.22)
                                        ======     ======      ======      ======

  Net Income (Loss)                     ($0.15)    ($0.07)      $0.43      ($0.22)
                                        ======     ======      ======      ======

Diluted Earnings (Loss) per
 Common Share:
  Income (Loss) from Continuing
   Operations                           ($0.15)    ($0.07)      $0.43      ($0.22)
                                        ======     ======      ======      ======

  Net Income (Loss)                     ($0.15)    ($0.07)      $0.43      ($0.22)
                                        ======     ======      ======      ======

Shares used in Calculating
 Earnings (Loss) per Share:
  Basic                                 25,278     25,145      25,246      25,095
                                        ======     ======      ======      ======

  Diluted                               25,278     25,145      25,435      25,095
                                        ======     ======      ======      ======



                                 A.P. Pharma, Inc.
                              Balance Sheet Highlights
                                  (in thousands)

                                          September 30, 2006          December 31,
                                             (Unaudited)                2005(1)
                                   ---------------        ----------
Assets

Cash, Cash Equivalents and
 Marketable Securities                        $18,073                  $ 5,809
Accounts Receivable, Net                           75                    1,519
Other Current Assets                              743                      320
                                               ------                   ------

Total Current Assets                           18,891                    7,648

Property, Plant & Equipment, Net                  953                    1,164
Other Non-Current Assets                          105                      157
                                               ------                   ------
Total Assets                                  $19,949                  $ 8,969
                                               ======                   ======

Liabilities and Shareholders' Equity

Current Liabilities                           $ 2,419                 $ 2,766
Shareholders' Equity                           17,530                   6,203
                                               ------                  ------

Total Liabilities and Shareholders' Equity    $19,949                 $ 8,969
                                               ======                  ======

(1) Derived from our audited financial statements for the year ended December 31, 2005 included in the Company's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission.